UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 001-34205

CUSIP Number: 111412 706

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:   June 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
BroadVision, Inc. Full Name of Registrant
Former Name if Applicable
460 Seaport Ct., Suite 102 Address of Principal Executive Office (Street and Number)
Redwood City, CA 94063 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

BroadVision, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 within the prescribed time period without unreasonable effort or expense.

As disclosed in Item 4.02 of the Company’s Current Report on Form 8-K filed on August 15, 2019, the Audit Committee of the Company’s Board of Directors, after consulting with management and discussing with the Company’s independent registered public accounting firm, OUM & CO. LLP (“OUM”), concluded on August 12, 2019 that it is necessary to amend and restate the Company’s previously filed unaudited interim financial statements in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.

In connection with the preparation of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, management discussed with OUM that the Company had: (a) incorrectly recorded intangible assets and a non-cash gain on transfer of intellectual property related to the establishment of Vmoso, Inc.’s business, a variable interest entity controlled by and consolidated with the Company for purposes of the Company’s condensed consolidated financial statements; and (b) had not properly allocated net losses and stockholders’ equity to the non-controlling interest of Vmoso, Inc.  Accordingly, the Company’s previously filed unaudited interim condensed consolidated financial statements for the quarter ended March 31, 2019 should no longer be relied upon.  Further, the Company’s disclosures related to such financial statements and related communication issued by or on behalf of the Company with respect to the quarter ended March 31, 2019, including management’s assessment of internal control over financial reporting as of March 31, 2019, should no longer be relied upon.

Separately, the Company inappropriately allocated net loss and stockholders’ equity between non-controlling interests based upon the number of shares held by controlling and non-controlling interests rather than the proportionate fair value of such equity interests.  Accordingly, the non-controlling interests of Vmoso, Inc. were not accurately reported in the Company’s financial statements as of and for the three months ended March 31, 2019 included in the Company’s previously filed Form 10-Q for the quarter ended March 31, 2019.

As a result of the errors described above, the Company has determined that a material weakness in its internal control over financial reporting existed as of March 31, 2019. The Company has prepared an amendment to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 to address these errors. The Company also requires additional time to prepare conforming disclosures on the Form 10-Q for the quarter ended June 30, 2019. The Company expects to file the Form 10-Q for the quarter ended June 30, 2019 with the Securities and Exchange Commission as of the date hereof.

PART IV-- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Pehong Chen (Name)	650 (Area Code)	331-1000 (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒    No ☐

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐    No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BroadVision, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2019	By:	/s/ Pehong Chen
			Name:	Pehong Chen
			Title:	President, Chief Executive Officer and Interim
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).